FORM 51-102F3
MATERIAL CHANGE REPORT

1.

Name and Address of Company

Birch Mountain Resources Ltd. (the "Company")
Suite 300, 250 - 6th Avenue S.W.
Calgary, Alberta
T2P 3H7

2.

Date of Material Change

August 27, 2008

3.

News Release

The Company issued a news release on August 27, 2008 through the facilities of Canada Newswire.

4.

Summary of Material Change

The Company announced that it has entered into agreements to amend (the "Amending Agreement") certain terms of a $31.5 million principal amount convertible senior secured debenture issued to Tricap Partners Ltd. The Company has applied to the TSX for an exemption from the requirement to obtain shareholder approval for the Amending Agreement on the basis of the financial hardship exemption pursuant to section 604(e) of the TSX Company Manual (the "Financial Hardship Exemption"). The TSX has conditionally granted and the Company shall rely upon the Financial Hardship Exemption in connection with the Amending Agreement.

5.

5.1 Full Description of Material Change

Please refer to the news release of the Company dated August 27, 2008, which is attached to this report as Schedule "A".

5.2 Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted.

8.

Executive Officer:

The name and business number of the executive officer of the Company who is knowledgeable about the contents of this Material Change and this report is:

Douglas Rowe, Executive Chairman and CEO, Tel. (403) 262-1838.

9.

Date of Report

August 27, 2008.

Schedule "A"

NEWS RELEASE

AMENDMENTS TO SECURED CONVERTIBLE DEBENTURE AND RELEASE OF
PROCEEDS: FINANCIAL HARDSHIP EXEMPTION

CALGARY, August 27, 2008 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSX) announces that it has entered into agreements to amend certain terms of a $31.5 million principal amount convertible senior secured debenture, (the "Debenture"), issued to Tricap Partners Ltd. ("Tricap") on a private placement basis on December 21, 2007 and announced on December 24, 2007, in order to gain the release and use of the cash proceeds from the sale of the South Haul Road that Tricap would have had the right to elect to apply to reduce the indebtedness owing to them under the Loan Agreement (as defined below). In connection with these amendments, Tricap has agreed to waive certain defaults under the Loan Agreement on the terms set forth in the amendment.

The amendments to the Debenture will accommodate the continuous pursuit of an immediate sale of the Company or its assets or additional equity financing to unlock the maximum value for its shareholders as previously announced on July 23, 2008.

Background to Debenture Amendments

On June 23, 2008, Tricap issued a notice of a default with respect to financial covenant noncompliance by the Company under the terms of the December 21, 2007 Loan Agreement, (the "Loan Agreement"). This became an event of default on July 3, 2008 and since July 23, 2008 Tricap has had the ability to convert the Debenture into common shares of the Company ("Common Shares") due to the passage of an additional 20 days without the Company having cured the event of default.

The Company signed an agreement effective July 11, 2008 with the East Athabasca Highway Proponents led by Suncor Energy, for the acquisition, construction and operation of the South Haul Road, ("SHR"). The cash proceeds of $4.8 million (the "SHR Proceeds") have been paid to and are currently being held by counsel to Tricap, in accordance with the terms of the Loan Agreement. The proceeds will be used by the Company for its continued business operations and in accordance with an approved cash flow forecast.

Summary of Amendments

Pursuant to the terms of an Acknowledgement, Waiver and Amending Agreement between the Company and Tricap effective August 1, 2008 (the "Amending Agreement") the parties agreed to make certain amendments to the Loan Agreement, the Debenture and the Investor Rights Agreement between the Company and Tricap dated December 21, 2007 subject to TSX approval. Generally stated, the amendments to the Loan Agreement provide that Tricap will waive the

Schedule "A"

Company's existing defaults and release the SHR Proceeds to the Company, subject to the Company satisfying a number of conditions as set out in the Amending Agreement.

Pursuant to the Amending Agreement the principal amendments include:

  the aggregate principal amount is increased from $31.5 million to $34.5 million to accommodate a $3 million loan amendment fee;

  the applicable interest rate is increased from a variable interest rate of prime plus 9% to an interest rate of 20%;

  the conversion price pursuant to the Debenture is reduced from the lower of $0.40 (reduced from $0.80) per Common Share (the "Initial Price) and the current market price at the time of conversion;

  should the Company issue equity securities below $0.40 per share, or securities convertible into equity securities with a strike or exercise price below $0.40 per equity security, the Initial Price will be reduced to such lower amount per equity security (the "Ratchet Provision");

  the restriction on conversion of the Debenture prior to December 31, 2008 will be removed, such that the Debenture will be convertible in whole or in part into Common Shares at any time throughout the term of the Debenture;

  the minimum Change of Control Redemption Price (the "Minimum Redemption Price") pursuant to the Debenture will be amended from its current rate of 120% to 150%. On January 1, 2009, the Minimum Redemption Price will increase to 200%;

  the reinstatement of the events of default under the Loan Agreement and the granting of certain board rights in favour of Tricap will occur in the event that a sale agreement or an equity financing of not less than $10 million is not concluded on or before September 30, 2008 and a closing of the said transaction does not occur on or before October 31, 2008;

  a reduction of the loan amendment fee which would reduce the principal amount of the Debenture from $34.5 million dollars to $32.5 million dollars in the event a sale agreement is concluded on or before September 30, 2008 and a closing of the said transaction occurs on or before October 31, 2008.

Conditional TSX Approval, Exemption from Shareholder Approval and Effect of Amendments

In connection with the Amending Agreement, and based on a principal amount of $34.5 million and an Initial Price of $0.40, the Company may issue up to 86,250,000 common shares representing a dilution of 102% of the current issued and outstanding shares. A greater number of common shares may be issued to Tricap should the conversion price be less than the Initial Price. For example, based on a price of $0.20 per share (the closing price on August 25, 2008), assuming full conversion of the Debenture, 172,500,000 common shares would be issuable which would represent 67.16% of the then outstanding common shares. A lesser number of common shares may be issued to Tricap should the principal amount be reduced.

In accordance with the policies of the TSX, shareholder approval is required for the Amending Agreement on the basis of the following: (i) dilution will be in excess of 100% if the amended Debentures are converted, (ii) Tricap would own in excess of 50% of the issued and outstanding securities of the Company if the amended Debentures are converted, which would materially effect control of the Company and (iii) the anti-dilution provisions of the amended Debentures are not in accordance with section 607(g)(i), 604(a)(i) and 607(e) of the TSX Company Manual.

Schedule "A"

As already disclosed, the Company is presently experiencing serious financial difficulty. As a consequence of such financial hardship and upon the recommendation of the Special Committee of the board of directors of the Company, the Company applied to the TSX for an exemption from the requirement to obtain shareholder approval for the Amending Agreement on the basis of the financial hardship exemption pursuant to section 604(e) of the TSX Company Manual (the "Financial Hardship Exemption"). The TSX has conditionally granted and the Company shall rely upon the Financial Hardship Exemption in connection with the Amending Agreement.

As a consequence of relying upon the Financial Hardship Exemption, the TSX has informed the Company that it will, in the ordinary course, commence a delisting review. It is expected upon completion of further transactions as described above, the Company will then be in compliance with TSX listing requirements.

The Company also intends to rely on the Financial Hardship Exemption for any further transactions which may require shareholder approval. A further press release will be issued once details of any further transactions have been determined.

Pursuant to Multilateral Instrument 61-101 ("MI 61-101"), the Amending Agreement may be considered to be a "related party transaction". The Company will rely upon the formal valuation exemption in Section 5.5(g) of MI 61-101 and upon the minority approval exemption in Section 5.7(e) of MI 61-101 on the basis of financial hardship.

Company Contacts: Birch Mountain Tel. (403) 262-1838 Fax (403) 263-9888
Steve Chizzik, Equity Communication Tel. (908) 688-9111
Website: www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.